SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X                Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                        No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                        No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                        No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Interim report of the Registrant for the six months ended June 30, 2006, published on September 27, 2006, as required by The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: October 3, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Interim report of the Registrant for the six months ended June 30, 2006, published on September 27, 2006, as required by The Stock Exchange of Hong Kong Limited.

Exhibit 99.1

Interim Report 2006

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock Code:981)

*For identification purposes only

Key highlights for the first half of 2006:

Revenues increased by 35% to US$712.6 million as compared to US$528.3 million in the first six months of 2005.

Revenues generated from the 0.13mm and below technology reached 45% of total revenues as compared to 36% of total revenues in the first six months of 2005.

Capacity increased by 20% to 167,251 8-inch equivalent wafers per month compared to 139,025 8-inch equivalent wafers per month in June 2005.

Our 90nm technology product went into commercial production at our 300mm facility in Beijing.

Beijing Tianjin Shanghai Chengdu The Foundry for the vision

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

TABLE OF CONTENTS

		Page Number
1.	Chairman’s Statement	3

2.	Chief Executive Officer’s Statement	4

3.	Corporate Information	5

4.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	6

5.	Corporate Governance Report	15

6.	Other Information	22

7.	Consolidated Statement of Operations	36

8.	Consolidated Balance Sheet	37

9.	Consolidated Statements of Stockholders’ Equity and Comprehensive Loss	39

10.	Consolidated Statement of Cash Flows	40

11.	Notes to the Consolidated Financial Statements	42

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Table of Contents

ADDITIONAL INFORMATION

References in this interim report to:

•	“Company” are to Semiconductor Manufacturing International Corporation;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

•	“HK$” are to Hong Kong dollars;

•	“Rmb” are to Renminbi, the legal currency of China;

•	“US$” are to U.S. dollars;

•	“SEHK” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“2006 AGM” are to the Company’s Annual General Meeting held on May 30, 2006; and

•	“global offering” are to the initial public offering of our ADSs and our ordinary shares, which offering was completed on March 18, 2004.

All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, and 90 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies. “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies; “0.15 micron process technology” includes 0.14 micron technology; and “0.13 micron process technology” includes 0.11 micron and 0.10 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this interim report has been prepared in accordance with U.S. GAAP.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CHAIRMAN’S STATEMENT

Dear Shareholders,

At the end of 2005, China had surpassed the United States to become the world’s largest market for integrated circuits. SMIC continues to play an integral role in developing China’s world-class semiconductor technologies and making China achieve recognition as a source for quality semiconductor manufacturing.

Since incorporation in April 2000, SMIC has grown to become a world class foundry offering comprehensive services to our customers worldwide. At the same time, SMIC continues to march towards advanced technology development. The research and development at the advanced technology nodes have been fruitful. In 2006, SMIC rolled out its product offering using the 90 nanometer process technology.

As a publicly listed company on the New York Stock Exchange, SMIC is subject to the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). The Company has established committees and dedicated teams to improve the internal controls of the Company. The fulfillment of the requirements of SOX remains a priority for the Company, as the Company seeks to maintain its responsibility as a corporate citizen and uphold a high level of transparency and international standards of corporate governance.

Sincerely,

Yang Yuan Wang

Chairman of the Board

Shanghai, PRC

September 21, 2006

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CHIEF EXECUTIVE OFFICER’S STATEMENT

Dear Shareholders,

I am pleased to report that SMIC was able to grow its revenues for the first six months of 2006 by 35% to US$712.6 million as compared to US$528.3 million in the first six months of 2005. This was achieved by continuously high utilization of our 200mm fabs and by successfully ramping up our 300mm fab in Beijing using our customers’ leading edge products. The Company now derives more than 86% of its revenues from mainstream and leading edge technology nodes at 0.18 micron and below, and almost 45% of total sales are derived from 0.13 micron and below. We expect this trend to continue as more of our customers migrate to our 0.13 micron and 90 nanometer logic and memory processes.

Capacity increased by 20% to 167,251 8-inch equivalent wafers per month by the end of June 2006, as compared to 139,025 8-inch equivalent wafers per month in June 2005. Gross profits increased by 331% to US$92.6 million, as compared to US$21.5 million in the first six months of 2005. We have continuously improved our financial performance. The Company recorded a net loss of US$6.5 million for the first six months of 2006, as compared to a net loss of US$70.4 million for the six months of 2005. We expect to continue improving our operations and I am proud that the Company has been able to show significant progress.

During the period, we made significant progress on three product categories at 90 nanometer. Our customers have successfully qualified their memory and logic products using 90 nanometer manufacturing processes, all at our 300mm facility in Beijing. We have delivered the first engineering samples of our advanced NAND flash product, and we continue to target mass production of this product by the end of 2006. I am very proud that the expansion of our 300mm fab in Beijing is on track, and we will continue to utilize our management and operational expertise to ensure that our new 300mm facility in Shanghai will be as successful as the rest of the fabs that SMIC currently operates.

We entered into agreements with other parties to help set up and manage two wafer fab projects in Chengdu, Sichuan Province and Wuhan, Hubei Province. This is a new and exciting chapter in SMIC’s history as we continue to seek ways to help our customers win business in China. Under these agreements, SMIC will not invest any capital to construct or equip the wafer manufacturing facilities, but will manage the operations, including the wafer loading for these facilities. More importantly we can help to establish advanced semiconductor manufacturing in these parts of China.

May God bless you and SMIC,

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

September 21, 2006

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name

Registered office	PO Box 309 GT
Ugland House
George Town
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong registered under Part XI of the Companies Ordinance	Suite 3003, 30th floor No. 9 Queen’s Road Central Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Richard R. Chang
Anne Wai Yui Chen

Places of listing	Hong Kong Stock Exchange
New York Stock Exchange

Name of share	Semiconductor Manufacturing International Corporation

Stock code	0981 (SEHK) SMI (NYSE)

*	For identification purposes only

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2006, and would like to express their gratitude to the shareholders and their staff for their concern and support of the Company.

Six months ended june 30, 2006 compared to six months ended June 30, 2005

Sales

Sales increased by 34.9% from US$528.3 million for the six months ended June 30, 2005 to US$712.6 million for the six months ended June 30, 2006, primarily as a result of the increase in the Company’s manufacturing capacity and ability to use such capacity to increase sales. The number of wafers the Company shipped increased by 26.2%, from 615,411 8-inch wafer equivalents to 776,508 8-inch wafer equivalents, between these two periods. The blended average selling price of all wafers the Company shipped during this period increased by 7.1% from US$817 per wafer to US$875 per wafer, while the average selling price of logic wafers the Company shipped during this period, excluding copper interconnects, increased by 1.2% from US$951 per wafer to US$962 per wafer. The percentage of wafers shipped that used 0.18 micron and below process technology increased by 5.6% from 85.0% of sales to 90.6% of sales between these two periods.

Cost of Sales and Gross Profit

Cost of sales increased by 22.3% from US$506.8 million for the six months ended June 30, 2005 to US$620.0 million for the six months ended June 30, 2006. This increase was primarily due to the significant increases in sales volume, depreciation expenses as the Company continues to increase capacity with the installation of new equipment and manufacturing labor expenses due to the increase in headcount. Other factors included an increase in the amount of direct and indirect materials purchased related to the increase in wafers shipped.

The Company had a gross profit of US$92.6 million for the six months ended June 30, 2006 compared to a gross profit of US$21.5 million for the six months ended June 30, 2005. Gross margins increased to 13.0% for the six months ended June 30, 2006 from 4.1% for the six months ended June 30, 2005. The increase in gross margin was primarily due to an increase in the average selling price per wafer and a lower average cost per wafer resulting from an increase in wafers produced.

Operating Expenses and Income (Loss) From Operations

Operating expenses increased by 39.6% from US$75.6 million for the six months ended June 30, 2005 to US$105.5 million for the six months ended June 30, 2006 due primarily to increases in research and development expenses and amortization of acquired intangible assets.

As a part of the settlement with TSMC, as described in “Item 16. – Notes to the Unaudited Consolidated Financial Statements – Litigation”, the Company has allocated US$10.3 million and US$10.0 million of the total settlement amount to amortization of acquired intangible assets for the six months ended June 30, 2005 and 2006, respectively.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Research and development expenses increased by 34.0% from US$33.5 million for the six months ended June 30, 2005 to US$44.9 million for the six months ended June 30, 2006. This increase in research and development expenses resulted primarily from 90 nanometer and 65 nanometer research and development activities and an increase in depreciation and amortization expenses.

Selling and marketing expenses increased by 47.8% from US$6.7 million for the six months ended June 30, 2005 to US$9.9 million for the six months ended June 30, 2006, primarily due to an increase in engineering material costs associated with sales activities.

General and administrative expenses increased by 85.7% from US$15.4 million for the six months ended June 30, 2005 to US$28.6 million for the six months ended June 30, 2006, primarily due to the foreign exchange gain relating to operating activities of US$6.1 million for the six months ended June 30, 2005 compared to a foreign exchange loss of US$4.4 million for the six months ended June 30, 2006 and an increase in the bad debt provision.

As a result, the Company’s operating loss was US$12.9 million for the six months ended June 30, 2006 compared to operating loss of US$54.1 million for the six months ended June 30, 2005.

The Company’s operating margin was negative 1.8% for the six months ended June 30, 2006 and negative 10.2% for the six months ended June 30, 2005.

Other Income (Expenses)

Other expenses increased 6.8% from US$16.2 million for the six months ended June 30, 2005 to US$17.3 million for the six months ended June 30, 2006. This increase was primarily attributable to the increase in interest expense from US$16.7 million for the six months ended June 30, 2005 to US$24.4 million for the six months ended June 30, 2006. This interest expense increase was primarily due to the increase in interest rates related to the Company’s long-term debt. In addition, the foreign exchange loss decreased from a loss of US$4.0 million for the six months ended June 30, 2005 to a loss of US$2.6 million for the six months ended June 30, 2006 relating to financing and investing activities, particularly forward contracts.

The Company’s net foreign exchange gain and loss, including operating, financing and investing activities, was a loss of US$6.9 million for the six months ended June 30, 2006 compared to a gain of US$2.1 million for the six months ended June 30, 2005.

Net Income (Loss)

Due to the factors described above as well as the strategic tax planning described in the following paragraph, the Company had a net loss of US$6.5 million for the six months ended June 30, 2006 compared to a net loss of US$70.4 million for the six months ended June 30, 2005.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

As a result of strategic tax planning that became effective in the second quarter of 2006, a temporary difference between the tax and book basis of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a deferred tax asset of US$24.4 million and assessed a valuation allowance of US$5.5 million. Accordingly, an income tax benefit of US$18.9 million was recorded in the second quarter of 2006.

Liquidity and Capital Resources

The Company incurred capital expenditures of US$484.4 million for the six months ended June 30, 2005 and US$542.3 million for the six months ended June 30, 2006. The Company has financed substantial capital expenditure requirements through the proceeds received from the cash flows from operations and bank borrowings.

As of June 30, 2006, the Company had US$584.6 million in cash and cash equivalents. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities increased by 35.6% from US$274.9 million for the six months ended June 30, 2005 to US$372.7 million for the six months ended June 30, 2006. The net cash provided by operating activities for the six months ended June 30, 2006 was primarily due to proceeds from sales about US$639 million, purchase of material about US$399 million and other net cash inflow about US$132.7 million. The net cash provided by operating activities for the six months ended June 30, 2005 was primarily due to an increase of US$32.5 million in inventories as a result of an increase in commercial production, an increase of US$25.9 million in accounts receivable as a result of an increase in sales, decrease of US$7.4 million in accounts payable relating to the purchase of materials and inventories, US$20.0 million in amortization of acquired intangible assets and the add-back of US$352.2 million in depreciation and amortization relating to commercial production.

The Company’s net cash used in investing activities was US$347.0 million for the six months ended June 30, 2006, primarily attributable to purchases of plant and equipment for Fab 1, Fab 2, Fab 3, Fab 4, Fab 6, Fab 7, and Fab 9 as well as costs associated with the construction of Fab 8. Net cash used in investing activities were US$469.5 million for the six months ended June 30, 2005, primarily attributable to the purchases of plan and equipment for Fab 1, Fab 2, Fab 3, Fab 4, Fab 6, and Fab 7, as well as costs associated with the construction of Fab 9, Fab 10, and the assembly and testing facility in Chengdu of US$475.6 million.

The Company’s net cash used in financing activities was US$26.9 million for the six months ended June 30, 2006. This was primarily due to repayment of US$295.5 million in the form of short-term borrowings, repayment of US$515.7 million in the form of long-term debt borrowings, repayment of US$15.0 million in the form of promissory notes, proceeds of US$148.3 million from short-term borrowings, and proceeds of US$652.9 million from long-term borrowings.

The Company’s net cash provided by financing activities was US$164.1 million for the six months ended June 30, 2005. This was primarily derived from proceeds of US$238.0 million in the form of short-term borrowings, proceeds of US$128.4 million in the form of long-term debt borrowings, proceeds of US$39.0 million from minority interest shareholders, repayment of US$105 million in the form of short-term borrowings, and repayment of US$124.5 million in the form of long-term debt borrowings.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

As of June 30, 2006, the Company’s outstanding long-term liabilities primarily consisted of US$877.9 million in secured bank loans, of which US$47.2 million is classified as the current portion of long-term loans. The long- term loans are repayable in installments commencing in December 2006 and December 2007 with the last payments due in June 2011 and June 2010, respectively.

Long-term debt. In December 2001, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a long-term debt agreement for US$432.0 million with a syndicate of four Chinese banks. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. The interest rate on the loan ranged from 6.16% to 7.05% for the six months ended June 30, 2006. The interest payment is due on a semi- annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of US$86.4 million. The interest expense incurred for the six months ended June 30, 2006 and for the six months ended June 30, 2005 were US$6.6 million and US$8.5 million, respectively, of which a significant portion was capitalized as additions to assets under construction. As of June 30, 2006, this facility was fully repaid.

In January 2004, SMIC Shanghai entered into the second phase long-term facility arrangement for US$256.5 million with four Chinese banks. As of December 31, 2004, SMIC Shanghai had fully drawn down on this loan facility. The interest rate on the loan ranged from 6.16% to 7.05% for the six months ended June 30, 2006. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of US$36.6 million. The interest expense incurred for the six months ended June 30, 2006 and for the six months ended June 30, 2005 were US$7.2 million and US$5.7 million, respectively, of which US$2.7 million and US$nil were capitalized as additions to assets under construction in 2006 and 2005, respectively. As of June 30, 2006, this facility was fully repaid.

In June 2006, SMIC Shanghai entered into a new long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$392.6 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount will be used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in our Shanghai 8-inch fabs. We have guaranteed SMIC Shanghai’s obligations under this facility. As of June 30, 2006, SMIC Shanghai had drawn down US$392.6 million from this facility. The interest expense incurred for the six months ended June 30, 2006 was US$0.2 million.

The key financial covenants contained in the loan agreement entered into in June 2006 include the following:

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

•	Consolidated tangible net worth of less than US$1.2 billion;

•	The percentage of consolidated total borrowings to consolidated tangible net worth of more than 60% for periods up to and including December 31, 2008 and exceeds 45% thereafter;

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

•	The ratio of consolidated total borrowings to EBITDA for the prior four quarters exceeds 1.50x; or

•	The debt service coverage ratio is less than 1.5x, where the debt service coverage ratio is the ratio of EBITDA for the previous four quarters divided by scheduled principal repayments and interest expense for all bank borrowings (including hire purchases, leases and other borrowed monies) for the same period.

Any of the following in respect of the Company would constitute an event of default during the term of the loan agreement:

•	Consolidated tangible net worth of less than US$2.3 billion;

•	The percentage of consolidated net borrowings to consolidated tangible net worth of more than 50% for periods up to and including June 30, 2009 and exceeds 40% thereafter; or

•	The ratio of consolidated net borrowings to EBITDA for the prior four quarters exceeds 1.50x for periods up to and including June 30, 2009 and exceeds 1.3x thereafter.

As of June 30, 2006, SMIC Shanghai had met these covenants such that no event of default had been triggered.

In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs and is collateralized by the site’s plant and equipment. The drawdown period of this facility was twelve months from the sign off date of the agreement. As of June 30, 2006, SMIC Beijing had drawn-down US$484.9 million on this loan facility. The interest rate ranged on this loan facility from 6.26% to 7.17% for the six months ended June 30, 2006. The principal amount is repayable starting in December 2007 in six semi-annual installments. The interest expense incurred for the six months ended June 30, 2006 was US$8.7 million of which US$86,540 was capitalized as additions to assets under construction for the six months ended June 30, 2006.

Any of the following would constitute an event of default for SMIC Beijing during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/ financial expenses < 1; and

•	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability -borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

As of June 30, 2006, SMIC Beijing had a capacity of 15,750 12-inch wafers per month. SMIC Beijing had met these covenants such that no event of default had been triggered.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

On December 15, 2005, the Company entered into a long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately US$105 million) with ABN Amro Bank N.V. and Commerz Bank (Nederland) N.V.. The drawdown period of the facility ends on the earlier of (i) twenty months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by the Company in ten equal semi-annual installments. This long- term loan facility is backed by credit insurance issued by Atradius Dutch State Business N.V. and secured by the manufacturing equipment purchased using the funds drawn down under this facility. As of June 30, 2006, the Company had no borrowings on this facility.

In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the Dutch Loan, and our land use rights and plant in proportion to the principal amount outstanding under this facility and the Dutch Loan. We have guaranteed SMIC Tianjin’s obligations under this facility.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the facility:

•	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

•	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

As of June 30, 2006, SMIC Tianjin had no borrowings on this facility.

Short-term borrowings. As of June 30, 2006, the Company had short-term credit agreements that provided total credit facilities up to approximately US$357 million on a revolving credit basis. As of June 30, 2006, the Company had drawn down approximately US$118 million under these credit agreements and approximately US$239 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred for the six months ended June 30, 2006 and for the six months ended June 30, 2005 were US$5.5 million and US$3.0 million, respectively. The interest rate on the loans ranged from 3.41% to 6.52% for the six months ended June 30, 2006.

Capitalized Interest

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$2.9 million and $3.7 million has been added to the cost of the underlying assets during the six months ended June 30, 2006 and June 30, 2005, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2006 and June 30, 2005, the Company recorded amortization expenses relating to the capitalized interest of US$2.2 million and US$1.4 million, respectively.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Commitments

As of June 30, 2006, the Company had commitments of US$0.1 million to purchase land use rights for the living quarters at SMIC Beijing, US$118.1 million for facilities construction obligations for the assembly and testing facility in Chengdu and the Beijing, Tianjin, and Shanghai fabs, and US$308.7 million to purchase machinery and equipment for the assembly and testing facility in Chengdu and the Beijing, Tianjin and Shanghai fabs. As of June 30, 2006, the Company had total commitments of US$42 million to invest in certain joint venture projects. The Company expects to complete the cash injection of these projects in the next year.

Debt to Equity Ratio

As of June 30, 2006, the Company’s debt to equity ratio was 32.9% calculated based on the sum of the short- term borrowings, current portion of long-term debt and long-term debt divided by total shareholders’ equity.

Contingent Liabilities

As of June 30, 2006, the Company did not have any material contingent liabilities.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenues, expenses, and capital purchasing activities are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., the Company enters into transactions in other currencies and is primarily exposed to changes in exchange rates for the European Euro, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or European Euro and do not qualify for hedge accounting in accordance with SFAS No. 133. As of June 30, 2006, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$567.5 million. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2006, the fair value of foreign currency forward exchange contracts was a loss of approximately US$2.4 million, which is recorded in accrued expenses and other current liabilities. The Company had foreign currency exchange contracts with a total notional amount of US$355.1 million outstanding as of June 30, 2005, all of which matured by December 31, 2005. The Company does not enter into foreign currency exchange contracts for speculative purposes.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR rate. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked. For the six months ended June 30, 2006, the Company has entered into interest rate derivative contracts to hedge against rising interest rates. For the six months ended June 30, 2006, the mark-to-market result for interest rate swaps was a loss of US$3.8 million.

LITIGATION

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC America) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among others, damages, injunctive relief, attorneys fees, and the acceleration of the remaining payments outstanding under the settlement agreement.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, the Company filed on September 12, 2006 a cross-complaint (“Cross-Complaint”) against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

In the Cross-Complaint, the Company sets out in detail the background of why the Company’s leading role in Mainland China poses a substantial threat to competitors like TSMC. It describes how TSMC, rather than compete in the marketplace, has undertaken a concerted effort since the previous lawsuits to discredit the Company by making unfair and misleading accusations; how the Company takes its obligations under the Settlement Agreement seriously and fully complied with the agreement; how TSMC did not voice any complaint for a period of over 17 months, until July 2006, after the Company succeeded in meeting a number of major business and technical milestones during Q2 2006; how TSMC failed to negotiate or act in good faith, and how TSMC used the lawsuit and subsequent campaign to repeat its previous campaign to disrupt the Company’s business and valued relationships with its customers.

The Company will vigorously pursue the Cross-Complaint and the defence to TSMC’s lawsuit in order for the California court, upon full consideration of all evidence, to dismiss TSMC’s claims and grant judgment in favour of the Company. The Company believes that this lawsuit will not distract the Company from its mission to provide world class technologies and services and to achieve outstanding and rewarding performance, and its commitment to play a constructive role in the semiconductor industry.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

EMPLOYEES

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2005 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

Prospects and Future Plans

Based on the demand forecasts provided by the Company’s customers, we expect the second half of 2006 to be a period of expansion as the Company continues to ramp up fabs in Shanghai, Beijing, and Tianjin and expands its service offering. From a technology standpoint, the Company’s first 90nm logic product has been successfully qualified and went into commercial production at the end of the second quarter 2006. The first 90nm DDR2 SDRAM product has been successfully qualified at the 300mm facility in Beijing. Further along the technology roadmap, the Company is now developing its 65nm technology process flow at its 300mm fabs.

Furthermore, the Company expects to grow organically through the following projects:

•	The project in Chengdu to develop and manage an 8-inch fab with product offerings at the 0.35um to 0.18um technology nodes. Equipment move-in is scheduled for the fourth quarter of 2006 with the commencement of pilot production scheduled for the second quarter of 2007.

•	The project in Wuhan to develop and manage a 12-inch fab with product offerings at the 90nm and below technology nodes. Equipment move-in is scheduled for the fourth quarter of 2007 with the commencement of pilot production scheduled for 2008.

•	The project with developing a 2GB NROM Flash using the SAIFUN 90nm technology. Engineering samples of this product were successfully delivered by the end of the second quarter of 2006 and commercial production is scheduled for the fourth quarter of 2006.

To the extent that the Company is responsible for the funding of the above projects, this will be satisfied from its internal resources and/or external borrowings.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

In November 2004, the SEHK issued its report entitled the “Code on Corporate Governance Practices and Corporate Governance Report”, which subject to a grace period, has taken effect for accounting periods commencing on or after January 1, 2005. The SEHK’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”), which contains code provisions to which an issuer such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices with which an issuer is encouraged to comply (the “Recommended Practices”). At the meeting of the Board on January 25, 2005, the Board approved the Corporate Governance Policy (the “CG Policy”) (which was amended by the Board on July 26, 2005) with effect from such date. The updated CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Corporate Governance”, incorporates all of the code provisions of the CG Code and many of the Recommended Practices. On July 28, 2005, Mr. Yang Yuan Wang was elected by the Board as the Independent Non-executive Chairman of the Board in compliance with Code Provision A.2.1. of the CG Code, which requires the roles of chairman and the chief executive officer to be segregated and performed by different individuals. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provision of the CG Policy. Subject to the above, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2006 to June 30, 2006, in compliance with the CG Policy.

Model Code For Securities Transactions by Directors of Listed Issuers (the “Model Code”)

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules. The Company, having made specific enquiry of all directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2006. The senior management as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in the determination of the overall strategy of the Company, the establishment and monitoring of the achievements, of corporate goals and objectives, the oversight of the Company’s financial performance, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT (continued)

In accordance with our articles of association, the Board approved the increase in the number of board members from eight to nine. The Board consists of nine directors as at the date of the interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s outstanding shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with no more than one class eligible for re-election at any annual general meeting of shareholders.

Each class of director will serve terms of three years. The Class I directors were elected for a term of three years at the Company’s 2005 Annual General Meeting of the shareholders of the Company. The Class II directors were elected at the 2006 AGM for a term of three years. The Class III directors (other than Fang Yao) were elected for a term of three years following the completion of the Global Offering. Fang Yao was re-elected as a Class III director at the 2006 AGM and thereafter, will be eligible for re-election at the Company’s 2007 Annual General Meeting of the shareholders of the Company.

For the six months ended June 30, 2006, the Board at all times exceeded the minimum requirements of the Listing Rules relating to the appointment of at least three independent non-executive directors on the board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise.

At the 2006 AGM, Ta-Lin Hsu and Lip-Bu Tan were re-elected as Class II independent non-executive directors of the Company and Fang Yao was re-elected as a Class III non-executive director of the Company.

On May 30, 2006, Yen-Pong Jou retired as a Class II independent non-executive director of the Company. At the Company’s 2006 AGM, Jiang Shang Zhou was elected as a Class II independent non-executive director of the Company.

At the 2005 AGM, Albert Y.C. Yu was elected as a Class I independent non-executive director of the Company.

The following table sets forth the names, classes and categories of the directors:

Name of Director	Category of Director	Class of Director
Yang Yuan Wang	Chairman, Independent Non-executive Director	Class III
Richard Ru Gin Chang	President, Chief Executive Officer, Executive Director	Class I
Henry Shaw	Independent Non-executive Director	Class I
Albert Y.C. Yu	Independent Non-executive Director	Class I
Ta-Lin Hsu	Independent Non-executive Director	Class II
Jiang Shang Zhou	Independent Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Fang Yao	Non-executive Director	Class III

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT (continued)

On an annual basis, each independent non-executive director confirms his independence to the Company, and the Company considers these directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer. The roles of the Chairman of the Board and the Chief Executive Officer were segregated and exercised by two individuals as of July 28, 2005.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The regular Board meeting schedule for a year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to the Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all directors for their comment and review prior to their approval of the minutes at the following or a subsequent Board meeting. Transactions in which directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested directors are not counted in the quorum and abstain from voting on the relevant matters.

All directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such director to exercise such director’s duties. The Company Secretary continuously updates all directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new director is provided with training with respect to such director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Board Committees

The Board has established the following committees to assist it in exercising its obligations. These committees consist of only independent non-executive directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Audit Committee

The Audit Committee primarily oversees the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Audit Committee is responsible for assisting the Board’s oversight of (1) the quality and integrity of the Company’s financial statements and related disclosure, (2) the Company’s compliance with legal and regulatory requirements, (3) the independent auditor’s qualifications and independence, and (4) the performance of the Company’s internal audit function and independent auditors.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT (continued)

As of June 30, 2006, the members of the Audit Committee were Henry Shaw (co-chairman of Audit Committee), Lip-Bu Tan (co-chairman of Audit Committee) and Yang Yuan Wang. None of these members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Mr. Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of three other publicly traded companies, namely SINA Corporation, Flextronics International Ltd. and Integrated Silicon Solution, Inc. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre- approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

•	reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT (continued)

•	establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

The Audit Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The regular meeting schedule for a year is planned in the preceding year. The Company Secretary assists the co-chairmen of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee members in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Acting Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company relating to financial reporting. Upon the recommendation of the Audit Committee, the Board will approve the financial statements.

Compensation Committee

The Compensation Committee (the “Compensation Committee”) primarily oversees the matters relating to compensation of employees, including equity compensation, of the Company’s senior management team. The Compensation Committee has overall responsibility for evaluating and making recommendations to the Board regarding (i) compensation of the Company’s directors and (ii) equity-based and incentive compensation plans, policies and programs of the Company.

As of June 30, 2006, the members of the Company’s Compensation Committee were Ta-Lin Hsu (chairman of Compensation Committee), Tsuyoshi Kawanishi and Lip-Bu Tan. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT (continued)

The responsibilities of the Compensation Committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal and human resources responsibilities.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The regular meeting schedule for a year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with relevant rules and regulations. The relevant papers for the Compensation Committee meeting were dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Internal Audit Department

The internal audit department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management control and governance system. On an annual basis, the internal audit department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. After completing an audit, the internal audit department furnishes the Company’s management team and the Audit Committee with analyses, appraisals, recommendations, counsel, and information concerning the activities reviewed. The internal audit department can also conduct reviews and investigations on an ad hoc basis.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CORPORATE GOVERNANCE REPORT (continued)

Sarbanes-Oxley Act of 2002

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the United States Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal controls over financial reporting and file an assessment of its effectiveness with the United States Securities and Exchange Commission. For fiscal year 2006, the Company’s external auditors are required to attest to such evaluation.

With the assistance of an independent consultant, the Company is in the process of reviewing its internal control systems in order to comply with the requirements of the Sarbanes-Oxley Act within the prescribed time.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.

U.S. Corporate Governance Practices

Companies listed on the NYSE must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. However, foreign private issuers such as the Company are permitted to follow home country practices in lieu of the provisions of Section 303A, except that such companies are required to comply with certain rules relating to the audit committee. Please refer to the following website at http://www.smics.com/website/enVersion/IR/corporategovernance.htm for a summary of the significant differences between the Company’s corporate governance practices and those required of U.S. companies under NYSE listing standards.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION

1.	Dividends

The Board of the Company proposed not to declare an interim dividend for the period of the six months ended June 30, 2006.

2.	Share capital

During the six months ended June 30, 2006, the Company issued 42,354,965 Ordinary Shares to certain of the Company’s employees pursuant to the employee’s exercise of options to purchase Ordinary Shares in accordance with the Company’s employee stock option plans (the “Stock Option Plans”) and repurchased 1,301,500 Ordinary Shares from certain of the Company’s employees.

Outstanding Share Capital as of June 30, 2006

Number of Shares Outstanding
Total Ordinary Shares Outstanding	18,342,734,332

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants including employees, directors, officers and service providers of the Company. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date, and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

For the twelve months ended December 31, 2004, the Compensation Committee granted a total of 118,190,824 Restricted Share Units pursuant to which the Company issued an aggregate of 18,536,451 ordinary shares to its eligible participants on or around July 1, 2005. For the twelve months ended December 31, 2005, the Compensation Committee granted a total of 122,418,740 Restricted Share Units, and for the six months ended June 30, 2006, the Compensation Committee granted a total of 5,810,000 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Vesting dates	Approximate Restricted Share Units (the actual number may change due to the departure of employees prior to vesting)
2006
1-Jan	290,000
1-Jul	22,969,699
1-Aug	500,000
1-Sep	14,417,620
13-Sep	250,000
16-Oct	12,500

2007
1-Jan	10,328,750
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	20,000
29-Apr	50,000
1-Jul	22,214,199
1-Aug	520,000
1-Sep	14,417,620
13-Sep	250,000
16-Oct	12,500

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

Vesting dates	Approximate Restricted Share Units
2008
1-Jan	10,416,250
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	40,000
29-Apr	100,000
1-Jul	22,214,199
1-Aug	540,000
1-Sep	14,417,620
13-Sep	250,000
16-Oct	12,500

2009
1-Jan	10,416,250
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000
25-Apr	140,000
29-Apr	350,000
1-Jul	427,774
1-Aug	640,000
1-Sep	14,417,620
13-Sep	250,000
16-Oct	12,500

2010
1-Jan	10,143,750
27-Feb	25,000
1-Mar	200,000
3-Mar	250,000
23-Mar	175,000

2011
1-Jan	87,500

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

3.	Substantial shareholders’ interest

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as at June 30, 2006 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

Name of Shareholder	Number of Shares Held	Percentage Held
Shanghai Industrial	1,814,991,340 (long position) (1)	9.89% (long position)
Investment (Holdings)	28,075,460 (long position) (2)	0.15% (long position)
Company Limited (“SIIC”)	20,200,000 (long position) (3)	0.11% (long position)
	17,060,000 (long position) (4)	0.09% (long position)
	145,776,012 (long position) (5)	0.79% (long position)

Total:	2,026,102,812 (long position)	11.03% (long position)

Credit Suisse Group (6)	37,025,000 (long position) (7)	0.20% (long position)
	771,998,030 (long position) (8)	4.21% (long position)
	895,774,000 (long position) (9)	4.88% (long position)
	59,961,500 (long position)(10)	0.33% (long position)
	2,044,000 (long position)(11)	0.01% (long position)
	371,000 (long position)(12)	0.00% (long position)

	35,780,400 (short position) (7)	0.19% (short position)
	79,172,000 (short position) (8)	0.43% (short position)
	2,712,917,000 (short position) (9)	14.79% (short position)
	46,920,000 (short position)(10)	0.26% (short potion)
	1,810,000 (short position)(11)	0.01% (short potion)

Total:	1,767,173,530 (long position)	9.63% (long position)
	2,876,599,400 (short position)	15.68% (short position)

Notes:

(1)	All such shares are held by S. I. Technology Production Holdings Limited (“SITPHL”) which is wholly-owned by Shanghai Industrial Holdings Limited (“SIHL”). SIHL is a direct non-wholly owned subsidiary of SIIC which are holding SIHL’s shares through its wholly-owned subsidiaries namely, SIIC Capital (B.V.I.) Limited, Shanghai Investment Holdings Limited and SIIC CM Development Limited, which together are entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of SIHL. By virtue of the SFO, SIIC and its subsidiaries namely, Shanghai Investment Holdings Limited and Shanghai Industrial Investment Treasury Company Limited are deemed to be interested in the 1,814,991,340 Shares held by SITPHL. The Company’s Directors, Lai Xing Cai (resigned on February 6, 2006) is the chairman of SIHL and Fang Yao, is an executive director of SIHL. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIHL are maintained by the board of directors of SIHL.
(2)	All such Ordinary Shares are held by SIIC CM Development Funds Limited which is a wholly-owned subsidiary of SIIC CM Development Limited, which is in turn wholly-owned by SIIC.
(3)	All such Ordinary Shares are held by SIHL Treasury Limited which is a wholly-owned subsidiary of SIHL.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

(4)	All such shares are held by SIIC Asset Management Co. Ltd. which is a wholly-owned subsidiary of SIIC Finance Co. Ltd., which is in turn wholly-owned by SF Finance (BVI) Co. Ltd.. SF Finance (BVI) Co. Ltd. is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Co. Ltd.. Shanghai Industrial Financial (Holdings) Co. Ltd. is wholly-owned by Shanghai Industrial Financial Holdings Ltd. which is a wholly-owned subsidiary of SIIC.
(5)	All such Ordinary Shares are held by SIIC Treasury (B.V.I.) Limited which is wholly-owned by SIIC.
(6)	The information contained herein is based on the Forms 2 filed by Credit Suisse with the Company on July 3, 2006 to report on changes in positions reported as at June 28, 2006,
(7)	Such Ordinary Shares are held by Credit Suisse Securities (USA) LLC which is a wholly-owned subsidiary of Credit Suisse (USA), Inc., which is in turn a wholly-owned subsidiary of Credit Suisse Holdings (USA) Inc.. Credit Suisse Holdings (USA) Inc. is 57% owned by Credit Suisse and 43% owned by Credit Suisse Group. Credit Suisse is also a wholly-owned subsidiary of Credit Suisse Group.
(8)	Such Ordinary Shares are held by Credit Suisse International which is 24%, 56% and 20% owned by Credit Suisse (International) Holding AG, Credit Suisse and Credit Suisse Group, respectively. Credit Suisse (International) Holding AG is wholly-owned by Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.
(9)	Such Ordinary Shares are held by Credit Suisse (Hong Kong) Limited which is 13.76% owned by Credit Suisse First Boston International (Guernsey) Limited and 86.24% owned by Credit Suisse (International) Holding AG. Credit Suisse First Boston International (Guernsey) Limited is wholly-owned by Credit Suisse (International) Holding AG. Credit Suisse (International) Holding AG is wholly-owned by Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.
(10)	Such Ordinary Shares are held by Credit Suisse Securities (Europe) Limited which is wholly-owned by Credit Suisse Investment Holdings (UK), which is 98.07% owned by Credit Suisse Investments (UK) and 1.93% owned by Credit Suisse First Boston Management AG. Both Credit Suisse Investments (UK) and Credit Suisse First Boston Management AG are wholly-owned by Credit Suisse (International) Holding AG. Credit Suisse (International) Holding AG is wholly- owned by Credit Suisse, which is in turn wholly-owned by Credit Suisse Group.
(11)	Such Ordinary Shares are held by Credit Suisse which is wholly-owned by Credit Suisse Group.
(12)	Such Ordinary Shares are held by Credit Suisse, New York Branch, a branch of Credit Suisse, which is in turn wholly- owned by Credit Suisse Group.

4.	Shareholding interests of the Directors of the Company

As at June 30, 2006, the interests or short positions of the directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO, which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provision of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and SEHK pursuant to the Model Code were as follows:

Board Member	Nature of Interest	Number of Shares	Percentage of Aggregate Interests to Total Issued Share Capital
Richard R Chang	Personal Interest (1)	35,579,550
	Personal Interest (2)	17,100,000
	Corporate Interest (3)	20,000,000
	Interest of Spouse	9,790,000
	Interest of Child under 18	11,200,000

Total		93,669,550	*

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

Board Member	Nature of Interest	Number of Shares	Percentage of Aggregate Interests to Total Issued Share Capital
Ta-Lin Hsu	Corporate Interest (4)	15,300,010
	Personal Interest (5)	500,000

Total		15,800,010	*

Yen-Pong Jou	Personal Interest (5)	500,000	*

Tsuyoshi Kawanishi	Personal Interest (5)	500,000

	Personal Interest (6)	1,500,000

Total		2,000,000	*

Henry Shaw	Personal Interest (5)	500,000	*

Lip-Bu Tan	Personal Interest (5)	500,000	*

Yang Yuan Wang	Personal Interest (5)	500,000	*

Albert Y.C. Yu	Personal Interest	1,350,000	*

Notes:

*	Indicates less than 1%.
(1)	Pursuant to a Charitable Pledge Agreement dated December 1, 2003, Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Donors”) have pledged to transfer 10,000,000 of such Ordinary Shares as a charitable gift to The Richard and Scarlett Chang Family Foundation, a Delaware non-profit non-stock corporation organized exclusively for religious, charitable, scientific, literary and education purposes within the meaning of Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended, such transfer to be made in full at or prior to the death of the surviving Donor. In addition, 2,639,550 of such Ordinary Shares are jointly held by Richard Ru Gin Chang and his spouse, Scarlett K. Chang.
(2)	The Compensation Committee has granted Dr. Chang options to purchase an aggregate of 15,100,000 Ordinary Shares if fully exercised, and an award of 2,000,000 Restricted Share Units (each representing the right to receive one Ordinary Share). As of June 30, 2006, none of these options have been exercised and 25% of the Restricted Shares Units have vested.
(3)	These Ordinary Shares are held by Jade Capital Company, LLC, a Delaware limited liability company (the “LLC”), of which Richard Ru Gin Chang and his spouse, Scarlett K. Chang (collectively, the “Members”), are the sole members. It is the current intent of the Members that all or a portion of the net income of the LLC be used for philanthropic purposes, including but not limited to contributions to charitable organizations that are tax-exempt under Section 501(c)(3) of the US Internal Revenue Code of 1986, as amended.
(4)	Ta-Lin Hsu has a controlling interest in AP3 Co-Investment Partners, LDC, which holds 15,300,010 Ordinary Shares.
(5)	Each independent non-executive Director (other than Dr. Albert Y. C. Yu, Fang Yao and Mr. Jiang Shang Zhou) and Mr. Lai Xing Cai, a former non-executive Director, was granted an option to purchase 500,000 Ordinary Shares, if fully exercised. As of June 30, 2006, these options have not been exercised. Mr. Lai Xing Cai has declined such option.
(6)	Tsuyoshi Kawanishi has been granted options to purchase an aggregate of 1,500,000 Ordinary Shares, if fully exercised. As of June 30, 2006, these options have not been exercised.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

2001 Stock Option Plans

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 1/1/06	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Kawanishi, Tsuyoshi	11/7/2002	7/11/2002-7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	—	$0.07
Kawanishi, Tsuyoshi	15/1/2004	1/15/2004-1/14/2006	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	—	$0.33
Service Providers	26/9/2002	9/26/2002-9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	—	$0.03
Service Providers	15/7/2003	7/15/2003-7/02/2005	20,000	$0.05	20,000	20,000	—	—	—	—	—	$0.14
Service Providers	15/1/2004	1/15/2004-3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	—	$0.14
Senior Management	10/4/2002	4/10/2002-4/09/2012	1,350,000	$0.02	1,350,000	—	—	—	—	1,350,000	—	$0.05
Senior Management	24/4/2003	4/24/2003-4/23/2013	1,500,000	$0.05	1,500,000	—	—	50,000	—	1,450,000	—	$0.14
Senior Management	15/1/2004	1/15/2004-1/14/2014	10,700,000	$0.10	2,450,000			295,000	—	2,155,000	$0.21	$0.14
Senior Management	16/2/2004	2/16/2004-2/15/2014	900,000	$0.25	900,000	—	—	—	—	900,000	—	$0.33
Others	15/1/2004	1/15/2004-1/14/2014	4,600,000	$0.10	2,500,000	—	—	—	—	2,500,000	—	$0.35
Others	16/2/2004	2/16/2004-2/15/2014	12,300,000	$0.25	7,380,000	—	—	—	—	7,380,000	—	$0.35
Employees	28/3/2001	3/28/2001-3/27/2011	89,385,000	$0.01	7,084,000	—	560,000	485,500	—	6,598,500	$0.20	$0.03
Employees	2/4/2001	4/02/2001-4/01/2011	2,216,000	$0.01	330,000	—	—	2,000	—	328,000	$0.20	$0.03
Employees	16/4/2001	4/16/2001-4/15/2011	575,000	$0.01	35,000	—	—	—	—	35,000	—	$0.03
Employees	28/4/2001	4/28/2001-4/27/2011	60,000	$0.01	42,000	—	—	—	—	42,000	—	$0.03
Employees	14/5/2001	5/14/2001-5/13/2011	1,597,000	$0.01	25,000	—	—	—	—	25,000	$0.22	$0.03
Employees	15/5/2001	5/15/2001-5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	—	$0.03
Employees	1/6/2001	6/01/2001-5/31/2011	80,000	$0.01	40,000	—	—	—	—	40,000	—	$0.03
Employees	1/7/2001	7/1/2001-6/30/2011	745,000	$0.01	69,000	—	—	—	—	69,000	—	$0.03
Employees	15/7/2001	7/15/2001-7/14/2011	1,045,000	$0.01	570,000	—	—	94,000	—	476,000	$0.20	$0.03
Employees	16/7/2001	7/16/2001-7/15/2011	2,220,000	$0.01	128,000	—	—	40,000	—	88,000	—	$0.03
Employees	20/7/2001	7/20/2001-7/19/2011	20,000	$0.01	14,000	—	—	14,000	—	—	—	$0.03
Employees	27/7/2001	7/27/2001-7/26/2011	50,000	$0.01	50,000	—	—	—	—	50,000	—	$0.03
Employees	30/7/2001	7/30/2001-7/29/2011	140,000	$0.01	100,000	—	—	—	—	100,000	—	$0.03

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

2001 Stock Option Plans (continued)

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 1/1/06	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	1/8/2001	8/01/2001-7/31/2011	195,000	$0.01	94,000	—	—	20,000	—	74,000	$0.22	$0.03
Employees	7/8/2001	8/07/2001-8/06/2011	20,000	$0.01	20,000	—	—	—	—	20,000	—	$0.03
Employees	15/8/2001	8/15/2001-8/14/2011	100,000	$0.01	100,000	—	—	—	—	100,000	—	$0.03
Employees	20/8/2001	8/20/2001-8/19/2011	20,000	$0.01	20,000	—	—	—	—	20,000	—	$0.03
Employees	24/9/2001	9/24/2001-9/23/2011	99,158,500	$0.01	37,555,200	991,000	—	8,309,500	—	28,254,700	$0.21	$0.03
Employees	28/9/2001	9/28/2001-9/27/2011	50,000	$0.01	50,000	—	—	—	—	50,000	—	$0.03
Employees	24/1/2002	1/24/2002-1/23/2012	47,653,000	$0.01	32,438,500	—	—	8,497,000	—	23,941,500	$0.21	$0.03
Employees	24/1/2002	1/24/2002-1/23/2012	7,684,500	$0.02	3,663,640	7,540	—	1,083,550	—	2,572,550	$0.21	$0.03
Employees	10/4/2002	4/10/2002-4/09/2012	1,315,000	$0.01	65,000	—	—	—	—	65,000	—	$0.05
Employees	10/4/2002	4/10/2002-4/09/2012	47,349,000	$0.02	29,560,800	—	—	4,353,000	—	25,207,800	$0.20	$0.05
Employees	11/4/2002	4/11/2002-4/10/2012	4,100,000	$0.01	2,100,000	—	—	—	—	2,100,000	—	$0.05
Employees	28/6/2002	6/28/2002-6/27/2012	930,000	$0.01	900,000	—	—	900,000	—	—	—	$0.06
Employees	28/6/2002	6/28/2002-6/27/2012	39,740,000	$0.02	26,404,200	406,000	504,000	1,870,200	—	24,128,000	$0.20	$0.06
Employees	28/6/2002	6/28/2002-6/27/2012	18,944,000	$0.05	12,498,000	31,000	—	845,000	—	11,622,000	$0.20	$0.06
Employees	11/7/2002	7/11/2002-7/10/2012	1,700,000	$0.02	750,000	—	—	—	—	750,000	—	$0.07
Employees	11/7/2002	7/11/2002-7/10/2012	2,780,000	$0.05	80,000	—	—	—	—	80,000	—	$0.07
Employees	26/9/2002	9/26/2005-9/25/2012	5,770,000	$0.02	3,586,000	441,000	—	189,000	—	2,956,000	—	$0.08
Employees	26/9/2002	9/26/2005-9/25/2012	65,948,300	$0.05	41,408,350	1,336,820	17,500	946,010	—	39,125,520	$0.20	$0.08
Employees	9/1/2003	1/09/2003-1/08/2013	53,831,000	$0.05	36,358,700	2,797,100	—	1,640,400	—	31,921,200	$0.21	$0.10
Employees	10/1/2003	1/10/2003-1/09/2013	720,000	$0.05	720,000	—	—	—	—	720,000	—	$0.10
Employees	22/1/2003	1/22/2003-1/21/2013	1,060,000	$0.05	1,060,000	—	—	—	—	1,060,000	—	$0.10
Employees	1/4/2003	4/01/2003-3/31/2013	18,804,900	$0.05	14,899,138	1,525,990	—	891,904	—	12,481,244	$0.20	$0.14
Employees	15/4/2003	4/15/2003-4/14/2013	550,000	$0.05	550,000	—	—	—	—	550,000	—	$0.14
Employees	24/4/2003	4/24/2003-4/23/2013	58,838,000	$0.05	34,443,350	489,400	—	1,765,450	—	32,188,500	$0.21	$0.14

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

2001 Stock Option Plans (continued)

and

2002 Preference Share Plans

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 1/1/06	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	15/7/2003	7/15/2003-7/14/2013	59,699,900	$0.05	36,063,000	3,134,942	—	666,058	—	32,262,000	$0.20	$0.17
Employees	10/10/2003	10/10/2003-10/09/2013	49,535,400	$0.10	30,874,460	1,747,500	—	534,750	—	28,592,210	$0.20	$0.29
Employees	5/1/2004	1/05/2004-1/04/2014	130,901,110	$0.10	95,612,366	3,949,662	—	4,375,243	—	87,287,461	$0.20	$0.33
Employees	15/1/2004	1/15/2004-1/14/2014	12,885,000	$0.10	9,554,000	175,000	—	250,000	—	9,129,000	$0.21	$0.33
Employees	16/2/2004	2/16/2004-2/15/2014	14,948,600	$0.10	5,724,100	121,900	—	116,800	—	5,485,400	$0.20	$0.33
Employees	16/2/2004	2/16/2004-2/15/2014	76,954,880	$0.25	60,674,235	5,363,080	—	—	—	55,311,155	—	$0.33
Service Providers	11/7/2002	7/11/2002-7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	—	$0.14
Service Providers	26/9/2002	9/26/2002-9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	—	$0.15
Employees	24/9/2001	9/24/2001-9/23/2011	254,098,700	$0.11	25,865,800	10,000	—	904,600	—	24,951,200	$0.21	$0.11
Employees	28/9/2001	9/28/2001-9/27/2011	50,000	$0.11	50,000	—	—	—	—	50,000	—	$0.11
Employees	3/11/2001	11/03/2001-11/02/2011	780,000	$0.35	617,500	40,000	—	—	—	577,500	—	$0.11
Employees	24/1/2002	1/24/2002-1/23/2012	58,357,500	$0.11	8,523,190	54,190	70,000	563,950	—	7,905,050	$0.20	$0.12
Employees	10/4/2002	4/10/2002-4/09/2012	51,384,000	$0.11	6,294,800	50,000	—	618,000	—	5,626,800	$0.20	$0.13
Employees	28/6/2002	6/28/2002-6/27/2012	63,332,000	$0.11	15,723,500	117,000	150,000	1,514,000	—	14,092,500	$0.17	$0.14
Employees	11/7/2002	7/11/2002-7/10/2012	4,530,000	$0.11	805,000	—	—	—	—	805,000	$0.21	$0.14
Employees	26/9/2002	9/26/2002-9/25/2012	73,804,800	$0.11	17,995,090	764,270	—	387,900	—	16,842,920	$0.18	$0.15
Employees	9/1/2003	1/09/2003-1/08/2013	12,686,000	$0.11	2,157,000	14,000	—	6,000	—	2,137,000	—	$0.17

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

2004 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 1/1/06	Additional Grant 2006	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/06	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Kawanishi, Tsuyoshi	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	—	$0.22
Senior Management	18/3/2004	3/18/2004-3/17/2014	190,000	$0.35	150,000		—	—	—	—	150,000	—	$0.35
Senior Management	11/5/2005	5/11/2005-5/10/2015	1,100,000	$0.20	1,100,000		—	—	—	—	1,100,000	—	$0.20
Senior Management	11/11/2005	11/11/2005-11/10/2015	11,640,000	$0.15	11,640,000		—	—	—	—	11,640,000	—	$0.15
Others	18/3/2004	3/18/2004-3/17/2014	20,000	$0.35	20,000		—	—	—	—	20,000	—	$0.35
Others	27/7/2004	7/27/2004-7/26/2014	200,000	$0.20	200,000		—	—	—	—	200,000	—	$0.20
Others	11/5/2005	5/11/2005-5/10/2015	100,000	$0.20	100,000		—	—	—	—	100,000	—	$0.20
Others	11/11/2005	11/11/2005-11/10/2015	3,580,000	$0.15	3,580,000		—	—	—	—	3,580,000	—	$0.15
Employees	18/3/2004	3/18/2004-3/17/2014	49,909,700	$0.35	40,155,400		3,510,250	—	—	—	36,645,150	—	$0.35
Employees	25/4/2004	4/25/2004-4/24/2014	22,591,800	$0.28	19,140,350		1,373,150	—	—	—	17,767,200	—	$0.28
Employees	27/7/2004	7/27/2004-7/26/2014	35,983,000	$0.20	29,131,000		2,852,600	—	—	—	26,278,400	—	$0.20
Employees	10/11/2004	11/10/2004-11/09/2014	52,036,140	$0.22	41,553,810		831,970	—	—	—	40,721,840	—	$0.22
Employees	11/5/2005	5/11/2005-5/10/2015	94,381,300	$0.20	80,257,423		6,956,673	—	—	—	73,300,750	—	$0.20
Employees	11/8/2005	8/11/2005-8/10/2015	32,279,500	$0.22	31,107,500		7,190,000	—	—	—	23,917,500	—	$0.22
Employees	11/11/2005	11/11/2005-11/10/2015	149,642,000	$0.15	147,345,000		9,766,000	—	—	—	137,579,000	—	$0.15
Employees	20/2/2006	2/20/2006-2/19/2016	62,756,470	$0.15	—	62,756,470	2,854,883	—	—	—	59,901,587	—	$0.15
Employees	12/5/2006	5/12/2006-5/11/2016	22,316,090	$0.15	—	22,316,090	64,000	—	—	—	22,252,090	—	$0.15
Richard Chang	7/4/2004	4/07/2004-4/06/2014	100,000	$0.31	100,000		—	—	—	—	100,000	—	$0.31
Richard Chang	11/5/2005	5/11/2005-5/10/2015	15,000,000	$0.20	15,000,000		—	—	—	—	15,000,000	—	$0.22
Ta-Lin Hsu	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	—	$0.22
Yen-Pon Jou	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	—	$0.22
Henry Shaw	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	—	$0.22
Lip-Bu Tan	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	—	$0.22
Wang Yang Yuan	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000		—	—	—	—	500,000	—	$0.22

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

2004 Equity Incentive Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 1/1/06	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 6/30/06	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Senior Management	27/7/2004	7/27/2005-7/26/2015	1,130,000	$0.00	772,500	—	—	—	—	—	772,500	$0.21	$0.20
Senior Management	11/8/2005	8/11/2005-8/10/2015	916,830	$0.00	916,830	—	—	—	—	—	916,830	—	$0.22
Senior Management	11/11/2005	11/11/2005-11/10/2015	2,910,000	$0.00	2,910,000	—	—	—	—	—	2,910,000	—	$0.15
Others	11/8/2005	8/11/2005-8/10/2015	156,888	$0.00	156,888	—	—	—	—	—	156,888	—	$0.22
Others	11/11/2005	11/11/2005-11/10/2015	2,100,000	$0.00	2,100,000	—	—	—	—	—	2,100,000	—	$0.15
Employees	1/7/2004	7/01/2005-6/30/2015	96,856,590	$0.00	63,346,126	—	7,405,485	—	—	—	55,940,641	$0.21	$0.22
Employees	27/7/2004	7/27/2005-7/26/2015	19,447,520	$0.00	10,093,140	—	457,500	—	—	—	9,635,640	$0.21	$0.20
Employees	10/11/2004	11/10/2005-11/09/2015	756,714	$0.00	556,000	—	—	—	56,000	—	500,000	$0.23	$0.22
Employees	11/5/2005	5/11/2006-5/10/2016	4,630,000	$0.00	2,060,000	—	45,000	—	290,000	—	1,725,000	$0.13	$0.20
Employees	11/8/2005	8/11/2005-8/10/2015	69,430,022	$0.00	65,787,707	—	5,580,691	—	—	—	60,207,016	—	$0.22
Employees	11/11/2005	11/11/2005-11/10/2015	40,275,000	$0.00	39,540,000	—	2,690,000	—	—	—	36,850,000	—	$0.15
Employees	20/2/2006	2/20/2006-2/19/2016	3,110,000	$0.00	—	3,110,000	—	—	—	—	3,110,000	—	$0.15
Employees	12/5/2006	5/12/2006-5/11/2016	2,700,000	$0.00	—	2,700,000	—	—	—	—	2,700,000	—	$0.15
Richard Chang	11/5/2005	5/11/2006-5/10/2016	2,000,000	$0.00	1,500,000	—	—	—	—	—	1,500,000	$0.21	$0.20

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

5.	Repurchase, sale or redemption of securities

Other than repurchases by the Company of Ordinary shares from employees pursuant to the terms of the Stock Option Plans as disclosed in paragraph 2 (Share capital), the Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2006.

6.	Material litigation and arbitration

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC America) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among others, damages, injunctive relief, attorneys fees, and the acceleration of the remaining payments outstanding under the settlement agreement. The Company strongly denies the allegations made by TSMC and will vigorously defend the lawsuit.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, filed on September 12, 2006 a cross-complaint (“Cross-Complaint”) against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

In the Cross-Complaint, the Company sets out in detail the background of why the Company’s leading role in Mainland China poses a substantial threat to competitors like TSMC. It describes how TSMC, rather than compete in the marketplace, has undertaken a concerted effort since the previous lawsuits to discredit the Company by making unfair and misleading accusations; how the Company takes its obligations under the Settlement Agreement seriously and fully complied with the agreement; how TSMC did not voice any complaint for a period of over 17 months, until July 2006, after the Company succeeded in meeting a number of major business and technical milestones during Q2 2006; how TSMC failed to negotiate or act in good faith, and how TSMC used the lawsuit and subsequent campaign to repeat its previous campaign to disrupt the Company’s business and valued relationships with its customers.

The Company will vigorously pursue the Cross-Complaint and the defence to TSMC’s lawsuit in order for the California court, upon full consideration of all evidence, to dismiss TSMC’s claims and grant judgment in favour of the Company. The Company believes that this lawsuit will not distract the Company from its mission to provide world class technologies and services and to achieve outstanding and rewarding performance, and its commitment to play a constructive role in the semiconductor industry.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

7.	Changes in the members of the Board of Directors

On February 6, 2006, Lai Xing Cai resigned as non-executive director of the Company and Fang Yao ceased to be alternate director to Lai Xing Cai and was appointed as non-executive director of the Company.

In accordance with our articles of association, the Board approved the increase in the number of board members from eight to nine. At the 2006 AGM, Ta-Lin Hsu and Lip-Bu Tan were re-elected as Class II independent non-executive directors of the Company and Fang Yao was re-elected as a Class III non- executive director of the Company.

On May 30, 2006, Yen-Pong Jou retired as a Class II independent non-executive director of the Company. At the 2006 AGM, Jiang Shang Zhou was elected as a Class II independent non-executive director of the Company.

At the 2006 AGM, Albert Y.C. Yu was elected as a Class I independent non-executive director of the Company.

8.	Waiver from Compliance with the Listing Rules

The Stock Exchange has granted a conditional waiver (the “Waiver”) to the Company from the strict compliance with rule 3.24 of the Listing Rules. Under rule 3.24 of the Listing Rules, the Company must employ an individual on a full-time basis who, amongst other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognized by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

The Waiver is subject to the following conditions:

1.	Ms. Morning Wu (“Ms. Wu”), the Acting Chief Financial Officer of the Company, being a member of the senior management of the Company, is able to meet all the requirements set out in rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2.	the Company has in place arrangement(s) providing Ms. Wu with access to the assistance of Ms. Mei Fung Hoo, who shall continue to be a Certified Public Accountant of the HKICPA, to provide assistance to Ms. Wu in the discharge of her duties as the Qualified Accountant of the Company during the period of the Waiver.

The Waiver will cease on April 14, 2008 or when the Company fails to fulfill any of the above conditions to the Waiver, whichever is earlier.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

OTHER INFORMATION (continued)

Save as disclosed above and in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules.

9.	Review by Audit Committee

The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2006.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

September 21, 2006

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(in US$ thousands, except per share data)

	Notes	Six months ended June 30,
		2006	2005
		(unaudited)	(unaudited)
Sales	12	712,584	528,308
Cost of sales		619,997	506,807

Gross profit		92,587	21,501

Operating expenses:
Research and development		44,938	33,546
General and administrative		28,586	15,372
Selling and marketing		9,888	6,687
Amortization of acquired intangible assets		22,065	19,950

Total operating expenses		105,477	75,555

Loss from operations		(12,890)	(54,054)

Other income (expense):
Interest income		8,635	3,958
Interest expense		(24,415)	(16,659)
Foreign currency exchange loss		(2,551)	(3,976)
Others, net		1,034	505

Total other, net		(17,297)	(16,172)

Loss before income taxes		(30,187)	(70,226)

Income taxes credit (expenses)	11	18,878	(127)
Minority interest		1,715	(12)

Loss from equity investment		(2,061)	(75)

Net loss before cumulative effect of a change in accounting principle		(11,655)	(70,440)

Cumulative effect of a change in accounting principle	5	5,154	—

Net loss attributable to holders of ordinary shares		(6,501)	(70,440)

Loss per ordinary share, basic and diluted		(0.00)	(0.00)

Shares used in calculating basic (loss) income per ordinary share		18,335,407,488	18,055,410,063

Shares used in calculating diluted (loss) income per ordinary share		18,335,407,488	18,055,410,063

* Share-based compensation related to each account balance as follows:
Cost of Sales		6,142	6,217
Research and development		2,536	2,556
General and administrative		2,439	3,384
Selling and marketing		1,054	1,181

See accompanying notes to consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(in US$ thousands)

	Notes	June 30, 2006	December 31, 2005
		(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents		584,644	585,797
Short-term investments		3,487	13,796
Accounts receivable, net of allowances of $4,360,000 and of $1,091,000 in 2006 and 2005, respectively	6	257,248	241,334
Inventories	7	217,592	191,238
Prepaid expense and other current assets		20,172	15,300
Assets held for sale		5,783	—

Total current assets		1,088,926	1,047,465

Land use rights, net		39,976	34,768
Plant and equipment, net		3,378,265	3,285,631
Acquired intangible assets, net		183,231	195,179
Equity investment		15,760	17,821
Other long-term prepayments		4,957	2,552
Deferred tax assets	11	18,893	—

TOTAL ASSETS		4,730,007	4,583,416

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8	429,813	$262,318
Short-term borrowings	9	118,284	265,481
Current portion of promissory note	10	29,242	29,242
Current portion of long-term debt	9	47,160	246,081
Income tax payable		21	—
Accrued expenses and other current liabilities		85,373	92,916

Total current liabilities		709,893	896,038

Long-term liabilities:
Promissory note	10	90,538	103,255
Long-term debt	9	830,743	494,556
Long-term payables relating to license agreements		23,507	24,686
Other long-term payable		10,000	—

Total long-term liabilities		954,788	622,497

Total liabilities		1,664,681	1,518,535

Minority interest		37,067	38,782

See accompanying notes to consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CONSOLIDATED BALANCE SHEET (continued)

AS OF JUNE 30, 2006 AND DECEMBER 31, 2005

(in US$ thousands)

	Notes	June 30, 2006	December 31, 2005
		(unaudited)	(audited)(1)
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000, shares authorized, shares issued and outstanding, 18,342,734,332 and 18,301,680,867 in 2006 and 2005, respectively	16	7,337	7,321
Warrants		32	32
Additional paid-in capital		3,275,147	3,291,408
Accumulated other comprehensive income		163	139
Deferred stock compensation		—	(24,882)
Accumulated deficit		(254,420)	(247,919)

Total stockholders’ equity		3,028,259	3,026,099

TOTAL LIABILITIES , MINORITY INTEREST, AND STOCKHOLDERS’ EQUITY		4,730,007	4,583,416

Net current assets		379,033	169,125

Total assets less current liabilities		4,020,114	3,687,378

(1)	obtained from Form 20-F for the year ended December 31, 2005

See accompanying notes to consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(in US$ thousands, except per share data)

	Ordinary Shares		Warrants	Additional paid-in capital	Notes receivables from stockholders	Accumulated other Comprehensive income	Deferred stock compensation, net	Accumulated deficit	Total stockholders equity	Comprehensive loss
	Share	Amount
Balance at January 1, 2006	18,301,680,867	7,321	32	3,291,408	—	139	(24,882)	(247,919)	3,026,099	—
Exercise of employee stock options	42,354,965	17	—	1,639	—	—	—	—	1,656	—
Repurchase of restricted ordinary shares	(1,301,500)	(1)	—	(35)	—	—	—	—	(36)	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation adjustment	—	—	—	(24,882)	—	—	24,882	—	—	—
Share Based compensation	—	—	—	12,171	—	—	—	—	12,171	—
Cumulative effect of a change in accounting principle	—	—	—	(5,154)	—	—	—	—	(5,154)	—
Net loss	—	—	—	—	—	—	—	(6,501)	(6,501)	(6,501)
Foreign currency translation adjustments	—	—	—	—	—	52	—	—	52	52
Unrealized gain on investments	—	—	—	—	—	(28)	—	—	(28)	(28)
Balance at June 30, 2006 (unaudited)	18,342,734,332	7,337	32	3,275,147	—	163	—	(254,420)	3,028,259	(6,477)
Balance at January 1, 2005	18,232,179,139	7,293	32	3,289,725	(391)	388	(51,178)	(136,385)	3,109,484	—
Decrease in equity in subsidiary resulting from subsidiary sale of shares	—	—	—	(33)	—	—	—	—	(33)	—
Exercise of employee stock options	18,683,466	8	—	1,046	—	—	—	—	1,054	—
Repurchase of restricted shares	(4,247,500)	(2)	—	(74)	—	—	—	—	(76)	—
Collection of subscription receivables from stockholders	—	—	—	—	103	—	—	—	103	—
Deferred stock compensation, net	—	—	—	(732)	—	—	14,071	—	13,339	—
Net loss	—	—	—	—	—	—	—	(70,440)	(70,440)	(70,440)
Foreign currency translation adjustments	—	—	—	—	—	(382)	—	—	(382)	(382)
Unrealized loss on hedge contracts	—	—	—	—	—	142	—	—	142	142
Unrealized gain on short-term investments	—	—	—	—	—	(80)	—	—	(80)	(80)
Balance at June 30, 2005 (unaudited)	18,246,615,105	7,299	32	3,289,932	(288)	68	(37,107)	(206,825)	3,053,111	(70,760)

See accompanying notes to consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(in US$ thousands)

	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Operating activities:
Net loss attributable to holders of ordinary shares	(6,501)	(70,440)
Less cumulative effect of a change in accounting principle	5,154	—

Net loss before cumulative effect of the accounting change	(11,655)	(70,440)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Gain on disposal of plant and equipment	(516)	20
Minority interest	(1,715)	12
Depreciation and amortization	430,838	352,221
Non-cash interest expense on promissory notes	2,969	2,325
Amortization of acquired intangible assets	22,065	19,950
Share-based compensation	12,171	13,338
Amortization of loan initiation fee	60	—
Loss on long-term investment	2,061	75
Changes in operating assets and liabilities:
Accounts receivable	(15,914)	(26,944)
Inventories	(26,355)	(32,484)
Prepaid expense and other current assets	(1,170)	(1,811)
Deferred tax assets	(18,892)	—
Accounts payable	(9,753)	7,424
Income tax payable	21	(152)
Accrued expenses and other current liabilities	(21,465)	11,320
Other long-term liabilities	10,000	—

Net cash provided by operating activities	372,750	274,854

Investing activities:
Purchase of plant and equipment	(362,453)	(475,650)
Proceeds received from assets held for sale	5,631	2,990
Proceeds from disposal of plant & equipment	1,185	1
Purchase of acquired intangible assets	(1,692)	(4,754)
Purchase of short-term investments	—	(2,416)
Purchase of equity investment	—	(9,600)
Sale of short-term investments	10,281	19,933

Net cash used in investing activities	(347,048)	(469,496)

See accompanying notes to consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(in US$ thousands)

	Six months ended June 30,
	2006	2005
	(unaudited)	(unaudited)
Financing activities:
Proceeds from short-term borrowings	148,287	238,039
Repayment of short-term borrowings	(295,484)	(105,000)
Repayment of promissory notes	(15,000)	(25,000)
Proceeds from long-term debt	652,949	128,419
Repayment of long-term debts	(515,683)	(124,474)
Payment of loan initiation fee	(3,597)	—
Proceeds from exercise of employee stock options	1,620	973
Collection of notes receivables from employees	—	104
Proceeds from government grant	—	12,082
Proceeds from minority investor	—	39,000

Net cash (used in) provided by financing activities	(26,908)	164,143

Effect of exchange rate changes	53	(382)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,153)	(30,881)
CASH AND CASH EQUIVALENTS, beginning of period	585,797	607,173

CASH AND CASH EQUIVALENTS, end of period	584,644	576,292

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	77	279
Interest paid	25,806	18,710
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Share-based compensation	12,171	14,071
Promissory notes issued in exchange of acquired intangible assets	—	134,816
Reversal of deferred stock compensation	(24,882)	—

See accompanying notes to consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(unaudited; in US$ thousands)

1.	Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with Accounting Policies Board Opinion 28, “Interim Financial Reporting” (“APB 28”), issued by Accounting Principles Board under general accounting principles accepted in the United States of America and Appendix 16, “Disclosure of financial information”, of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In the opinion of management, the consolidated financial statements include all adjustments (consisting only of normal recurring accruals) that management considers necessary for a fair presentation of its financial position, operating results and cash flows for the interim periods presented. Operating results and cash flows for interim periods are not necessarily indicative of results for the entire year.

These interim consolidated financial statements and notes should be read in conjunction with our audited consolidated financial statements and notes thereto, as set forth in the “Financial section”, appearing in the 2005 annual report of the Company dated April 27, 2006.

2.	Reclassification of certain accounts

(a)	The Company has reclassified the amortization of the share-based compensation in the same line as cash compensation paid to the same employees in accordance with SEC Staff Account Bulletin 107 share-based payment. The prior years have been reclassified to conform to this presentation.

(b)	Commencing with the first quarter ended March 31, 2005, the Company reclassified the amortization expenses related to acquired intangible assets into a separate line item. The comparative figures of the prior years have been classified to conform to this presentation.

3.	Recently issued accounting standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and the measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged. The Company is currently evaluating the impact of FIN 48 on its consolidated financial statements.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No. 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments acquired, issued or subject to re-measurement (new basis) event occurring after the beginning of an entity’s fiscal year that begins after September 15,2006. The Company is currently evaluating the impact of SFAS No. 155 on its consolidated financial statements.

In March 2005, FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143” (FIN 47). Under the Interpretation, and entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be factored into the calculation of the liability when sufficient information is available. FIN 47 further clarifies when an entity would have sufficient information to reasonably estimate the fair value. Companies must be in compliance with FIN 47 no later than the end of the fiscal year ending after December 15, 2005, although early adoption is encouraged. The Company is required to adopt FIN 47 by December 31, 2006 and is currently evaluating the impact of FIN 47 on its consolidated financial statements.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(unaudited; in US$ thousands)

4.	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Customers do not have any rights of return except pursuant to warranty provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making and probing, and revenue is recognized when the services are completed.

5.	Share-based compensation

The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for share-based compensation in accordance with Accounting Principles Board Opinion No. 25, (“APB 25”) “Accounting for Stock Issued to Employees,” and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock – Based Compensation”, as amended by SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” As a result, no expense was recognized for options to purchase the Company’s ordinary shares that were granted with an exercise price equal to fair market value at the day of the grant prior to January 1, 2006. Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), (“SFAS 123(R)”) “Share-Based Payment,” which establishes accounting for equity instruments exchanged for services.

Under the provisions of SFAS 123(R), share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as an expense over the employee’s requisite service period (generally the vesting period of the equity grant). The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R) and, accordingly, financial statement amounts for the prior periods presented in this report have not been restated to reflect the fair value method of expensing share-based compensation. Under this transition method, compensation cost recognized for the six months ended June 30, 2006 includes: (i) compensation cost for all share-based payments granted prior to, but unvested as of January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123 and previously presented in the pro forma footnote disclosures), and (ii) compensation cost for all share-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R), using the Black-Scholes option pricing model.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company recognized a benefit of $5.2 million as a result of the cumulative effect of a change in accounting principle. Basic and diluted net loss per share for the six month period ended June 30, 2006 would have been $0.0003 lower, had the Company not adopted SFAS 123(R), compared to reported basic and diluted net loss per share of $0.0003.

The Company’s total actual share-based compensation expense for the six months ended June 30, 2006 and 2005 are $12,171,000 and $13,339,000, respectively.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND 2005

(unaudited; in US$ thousands)

5.	Share-based compensation (continued)

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, for the periods prior to January 1, 2006, the Company’s pro forma loss would have been as follows:

Six months ended June 30, 2005
(in US$ thousands, except per share data)
Loss attributable to holders of ordinary shares	(70,440)
Add: Stock compensation as reported	13,339
Less: Stock compensation determined using the fair value method	(18,580)

Pro forma loss	(75,681)
Deemed dividends on preference shares	—

Pro forma net loss attributable to holders of ordinary shares	(75,681)

Loss per ordinary share:
Basic – pro forma	(0.00)
Diluted – pro forma	(0.00)

Basic – as reported	(0.00)
Diluted – as reported	(0.00)

The fair value of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2006	2005
Option grants
Average risk-free rate of return (1)	4.85%
3.75% Weighted average expected term (2)	4 years	4
years Volatility rate (3)	35.16%	21.00%
Dividend yield (Preference share only)	0%	0%

(1)	The average risk-free interest rate calculated based on the U.S. Treasury yield curve in effect at the date of grant;
(2)	The weighted-average expected term was determined based on the consideration of the factors including, the vesting period, employees’ historical exercise and post vesting employment termination behavior and the expected volatility of the price of the underlying share;
(3)	The volatility rate for each grant is determined based on the review of the experience of the weighted-average of historical weekly price changes of the Company’s ordinary shares.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

5.	Share-based Compensation (continued)

Share-based compensation plans

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares. The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of 4 years. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2006, options to purchase 473,253,517 ordinary shares were outstanding. As of June 30, 2006, options to purchase 843,246,483 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the 2001 Option Plan. Options to purchase Series A convertible preference shares were converted into options to purchase ordinary shares immediately prior to the completion of the IPO. Under the terms of the 2001 Option Plan, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, The majority of the options have a contractual life of 10 years from the date of grant and vest over a requisite service period of 4 years. Following the IPO, the Company no longer issues stock options under the 2001 Option Plan. Any compensation expense is recognized on a straight-line basis over the employee service period. As of June 30, 2006, options to purchase 556,566,710 ordinary shares were outstanding. As of June 30, 2006, options to purchase 352,105,510 ordinary shares were available for future grant.

A summary of the stock option activity is as follows:

	Ordinary shares
	Number of options	Weighted average exercise price
Options outstanding at January 1, 2006	1,045,963,402	$0.13

Granted	85,072,560	$0.15
Exercised	(42,228,815)	$0.04
Cancelled	(58,986,920)	$0.17
Options outstanding at June 30, 2006	1,029,820,227	$0.14

The weighted average per-share fair value of options as of the grant date was as follows:

Six months ended June 30, 2006
Ordinary shares	$0.05

During the six months ended June 30, 2006, the total intrinsic value of the options exercised (i.e. the difference between the market price and the price paid by the employees to exercise the options) was $2,414,000.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

5.	Share-based Compensation (continued)

Share-based compensation plans (continued)

The following table summarizes information with respect to stock options outstanding at June 30, 2006:

	Options outstanding			Options exercisable
	Number average outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted exercise price
Ordinary shares:
$ 0.01	62,511,700	5.32 years	$0.01	58,347,200	$0.01
$ 0.02	56,964,350	5.88 years	$0.02	54,185,350	$0.02
$ 0.05	164,010,464	6.60 years	$0.05	49,315,938	$0.05
$0.10-0.15	443,864,218	8.25 years	$0.13	100,719,886	$0.11
$0.20-0.28	264,976,845	8.36 years	$0.22	84,270,451	$0.22
$0.31-0.35	37,492,650	7.68 years	$0.35	37,492,650	$0.35
	1,029,820,227			384,331,475

Aggregated intrinsic values of options outstanding as of June 30, 2006 and options currently exercisable are $51,298,000 and $18,411,000, respectively. Total fair value of stock options that vested during the six months ended June 30, 2006 was approximately $11,010,000.

Options to non-employees

The Company granted 1,770,000 options to purchase ordinary shares to its external consultants in exchange for certain services during the six months ended June 30, 2006. The Company recorded a stock compensation expense of $242,000 during the six months ended June 30, 2006, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

Six months ended June 30, 2006
Average risk free rate of return (1)
5.19% Weighted average contractual option term Volatility rate (2)	10 years
33.10%
Dividend yield (Preference shares only)	0%

(1)	The average risk-free interest rate calculated based on the U.S. Treasury yield curve in effect at the date of grant;
(2)	The volatility rate for each grant is determined based on the review of the experience of the weighted-average of historical weekly price changes of the Company’s ordinary shares.

Restricted share units

In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company was authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which were 455,409,330 ordinary shares. As of June 30, 2006, 179,024,515 restricted share units were outstanding and 248,447,473 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The RSUs vest over a requisite service period of four years and expire 10 years from the date of grant. Any compensation expense is recognized on a straight-line basis over the employee service period.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

5.	Share-based Compensation (continued)

Restricted share units (continued)

A summary of the stock option activity is as follows:

	Restricted share units
	Number average of options	Weighted fair value
Options outstanding at January 1, 2006	189,739,191	$0.14

Granted	5,810,000	$0.15
Vested	(346,000)	$0.20
Cancelled	(16,178,676)	$0.12
Options outstanding at June 30, 2006	179,024,515	$0.14

Pursuant to the 2004 EIP, the Company granted 5,810,000 restricted share units during the six months ended June 30, 2006 and the fair value of the restricted share units at the date of grant was $873,000 which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $2,658,000.

Unrecognized compensation cost related to non-vested share-based compensation

As of June 30, 2006, there was $41,286,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.27 years.

6.	Accounts receivable, net of allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company. In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aging analysis of trade debtors is as follows:

	June 30, 2006	December 31, 2005
Current	220,458	192,303
Overdue:
Within 30 days	26,670	38,018
Between 31 to 60 days	5,983	2,528
Over 60 days	4,137	8,485
	257,248	241,334

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

7.	Inventories

	June 30, 2006	December 31, 2005
Raw materials	60,718	55,698
Work in progress	134,696	115,210
Finished goods	22,178	20,330
	217,592	191,238

8.	Accounts payable

An aging analysis of the accounts payable is as follows:

	June 30, 2006	December 31, 2005
Undue	398,939	209,142
Overdue:
Within 30 days	11,046	22,480
Between 31 to 60 days	6,316	4,593
Over 60 days	13,512	26,103
	429,813	262,318

9.	Indebtedness

Long-term and short-term debt is as follows:

	Maturity	Interest rate	June 30, 2006	December 31, 2005
Shanghai Phase I USD syndicate loan	2005-2007	6.16%-7.05%	—	259,200
Shanghai Phase II USD syndicate loan	2006-2009	6.16%-7.05%	—	256,482
Shanghai Phase III USD syndicate loan	2006-2011	6.72%	393,000	—
Beijing USD syndicate loan	2005-2010	6.26%-7.17%	484,903	224,955

			877,903	740,637
Less: Current portion of long-term debt			47,160	246,081

Long-term debt			830,743	494,556

Short-term debt	2006-2007	3.41%-6.52%	118,284	265,481

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

10.	Promissory Notes

The Company reached an agreement with Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) regarding patent license and trade secrets litigation (see Note 17). Under the agreement, the Company issued thirteen non-interest bearing promissory notes with an aggregate amount of $175,000,000 as the settlement consideration. The Company has recorded a discount of $17,030,709 for the imputed interest on the notes, which was calculated using an effective interest rate of 3.45% and has been recorded as a reduction of the face amounts of the promissory notes. In the six months ended June 30, 2006, the Company repaid $15,000,000. The outstanding promissory notes are as follows:

	June 30, 2006
Maturity	Face value	Discounted value
2006	15,000	14,746
2007	30,000	28,747
2008	30,000	27,781
2009	30,000	26,848
2010	25,000	21,658

	130,000	119,780
Less: Current portion of promissory notes	30,000	29,242

Long-term portion of promissory notes	100,000	90,538

11.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. The Company’s Chengdu subsidiary and SMIC Energy Technology (SH) Science Corporation are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for two years starting with the first year of positive accumulated earnings and a 50% reduction for the following three years. The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. The Company had minimal taxable income in Japan and Europe.

As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes by the liability method. Under this method, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted laws and statutory tax rates applicable for the difference that are expected to affect taxable income. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has not recorded any federal tax provision or benefit before the second quarter of 2006.

As a result of strategic tax planning that became effective in the second quarter of 2006, a temporary difference between the tax and book basis of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a deferred tax asset of US$24.4 million and assessed a valuation allowance of US$5.5 million. Accordingly, an income tax benefit of US$18.9 million was recorded in the second quarter of 2006.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

12.	Segment and geographic information

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	Six months ended June 30,
	2006	2005
Total sales:
North America	321,478	214,419
Europe	211,002	136,862
Taiwan	59,348	69,626
Korea	36,058	41,666
Japan	29,527	36,606
Asia Pacific (Excluding Japan, Korea and Taiwan)	55,171	29,129

	712,584	528,308

Revenue is attributed to countries based on the customer’s headquarters of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

13.	(Loss) Income from operations

	Six months ended June 30,
	2006	2005
(Loss) income from operations is arrived at after charging:
Depreciation and amortization of property, plant and equipment	430,551	351,780
Amortization of land use rights	287	441
Amortization of acquired intangible assets	22,065	19,950

14.	Commitments

(a)	Purchase commitments

As of June 30, 2006 the Company had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by June 30, 2007. The Company expects to obtain the land use rights and complete the facility construction no later than June 30, 2007.

	At June 30,
	2006	2005
Land use rights	123	6,726
Facility construction	118,103	106,272
Machinery and equipment	308,672	328,885

	426,898	442,883

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

14.	Commitments (continued)

(b)	Investment commitments

As of June 30, 2006, the Company had total commitments of $42,000,000 to invest in certain joint venture projects. The Company expects to complete the cash injection of these joint venture projects in the next year.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In the six months ended June 30, 2006 and 2005, the Company incurred royalty expenses of $2,630,000 and $3,505,000, respectively.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In the six months ended June 30, 2006 and 2005, the Company earned royalty income of $637,000 and $345,000, respectively, which is included as net revenue in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in the six months ended June 30, 2006 and 2005 was $2,991,000 and $963,000, respectively.

(e)	Operating lease as lessee

The Company leases land use rights, gas tanks and other operational equipment under non-cancellable leases expiring at various times through 2053. Future minimum lease payments under these leases at June 30, 2006 are as follows:

Year ending	(in US$ thousands)
2005	347
2006	265
2007	60
2008	60
2009	60
Thereafter	2,704

3,496

The total operating lease expenses recorded in the six months ended June 30, 2006 and 2005 was $218,000 and $84,000, respectively.

Semiconductor Manufacturing International Corporation

•	Interim Report 2006

Notes to the Consolidated Financial Statements (continued)

For the six months ended June 30, 2006 and 2005

(unaudited; in US$ thousands)

15.	Reconciliation of basic and diluted (loss) income per ordinary share

	Six months ended June 30,
(in US$ thousands except per share data)	2006	2005
Net loss before cumulative effect of a change in accounting principle	(11,655)	(70,440)
Cumulative effect of a change in accounting principle	5,154	—
Net loss attributable to holders of ordinary shares	(6,501)	(70,440)

Basic and diluted:
Weighted average ordinary shares outstanding	18,362,887,414	18,237,534,971
Less: Weighted average ordinary shares outstanding subject to repurchase	(27,479,926)	(182,124,908)
Weighted average shares used in computing basic and diluted net loss per ordinary share	18,335,407,488	18,055,410,063
Net loss before cumulative effect of a change in accounting principle per share, basic and diluted	(0.00)	(0.00)
Cumulative effect of a change in accounting principle per share, basic and diluted	(0.00)	—
Loss per ordinary share, basic and diluted	(0.00)	(0.00)

As of June 30, 2006 and 2005, the Company had 417,113,526 and 312,799,480, respectively, ordinary share equivalents outstanding that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in the six months ended June 30 2006 and 2005, as their effect would have been antidilutive due to the net loss reported in the period.

16.	Dividend

No dividend has been paid or declared by the Company during the six months ended June 30, 2006 and 2005, respectively.

17.	Litigation

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC America) in the Superior Court of the State of California, County of Alameda for alleged breach of settlement agreement, alleged breach of promissory notes and alleged trade secret misappropriation by the Company. TSMC seeks, among others, damages, injunctive relief, attorneys fees, and the acceleration of the remaining payments outstanding under the settlement agreement. The Company strongly denies the allegations made by TSMC and will vigorously defend the lawsuit.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, filed on September 12, 2006 a cross-complaint (“Cross-Complaint”) against TSMC, seeking, amongst other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

In the Cross-Complaint, the Company sets out in detail the background of why the Company’s leading role in Mainland China poses a substantial threat to competitors like TSMC. It describes how TSMC, rather than compete in the marketplace, has undertaken a concerted effort since the previous lawsuits to discredit the Company by making unfair and misleading accusations; how the Company takes its obligations under the Settlement Agreement seriously and fully complied with the agreement; how TSMC did not voice any complaint for a period of over 17 months, until July 2006, after the Company succeeded in meeting a number of major business and technical milestones during Q2 2006; how TSMC failed to negotiate or act in good faith, and how TSMC used the lawsuit and subsequent campaign to repeat its previous campaign to disrupt the Company’s business and valued relationships with its customers.

The Company will vigorously pursue the Cross-Complaint and the defence to TSMC’s lawsuit in order for the California court, upon full consideration of all evidence, to dismiss TSMC’s claims and grant judgment in favour of the Company. The Company believes that this lawsuit will not distract the Company from its mission to provide world class technologies and services and to achieve outstanding and rewarding performance, and its commitment to play a constructive role in the semiconductor industry.

18 i201203 :+86 (21) 5080 2000 :+86 (21) 5080 2868

SMIC - Shanghai No. 18 Zhangjiang Road Pudong New Area, Shanghai 201203 The People’s Republic of China

Tel: +86 (21) 5080 2000 Fax: +86 (21) 5080 2868

18 :100176

SMIC - Beijing No. 18 Wenchang Avenue Economic-Technological Development Area Beijing 100176 The People’s Republic of China

15 :300381

SMIC - Tianjin

15 Xinghua Avenue XiQing Economic Development Area

Tianjin 300381 The People’s Republic of China

8 :610731

SMIC - Chengdu 8 Kexin Road West District, High-Tech Zone

Chengdu, Sichuan 610731 The People’s Republic of China

9 30 3003

SMIC - Hong Kong Suite 3003, 30th Floor No. 9 Queen’s Road Central

Hong Kong

5F, Arukai Building 1-23-13 Ebisu, Shibuya-ku Tokyo 150-0013 Japan

SMIC - Japan 5F, Arukai Building 1-23-13 Ebisu, Shibuya-ku

Tokyo 150-0013 Japan

4378 Enterprise St. Fremont, CA 94538 U.S.A

SMIC - Americas 4378 Enterprise St. Fremont, CA 94538 U.S.A.

Via Archimede 31 20041 Agrate Brianza

SMIC - Europe Via Archimede 31 20041 Agrate Brianza Italy

http://www.smics.com

Shanghai

Beijing

Tianjin

Chengdu

Hong Kong

Japan

Americas

Europe

Design Service Support	Mask Making	Wafter Manufacturing	Wafer Bumping	Assembly & Testing

Semiconductor Manufacturing International Corporation

No. 18 Zhangjiang Road

Pudong New Area

Shanghai 201203

The People’s Republic of China

Tel: +86 (21) 5080 2000

Fax: +86 (21) 5080 2868

Website: http://www.smics.com